SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,925,028
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,925,028

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,028
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,925,028
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,925,028

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,028
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,833,539
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,833,539

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,833,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 73,107
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 73,107

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IA

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The shares of Common Stock set forth below in Item 5(c) of this Amendment No. 6 to Schedule 13D were acquired with working capital of the Master Fund.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

The information set forth in Item 6 below in this Amendment No. 6 to Schedule 13D is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in rows 13 assume there are currently 37,150,543 outstanding shares of Common Stock of the Issuer, based on 20,177,440 outstanding shares as of November 6, 2023 as reported by the Issuer in its Form 10-Q filed on November 8, 2023 and gives effect to the 16,973,103 shares of Common Stock issued in the private placement closing on January 11, 2024 as reported by the Issuer in its Current Report on Form 8-K filed on January 8, 2024.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Adam Stone, the Chief Investment Officer of the Advisor, holds stock options for a total of 28,032 shares of Common Stock, of which 18,382 are currently exercisable, or exercisable within 60 days. The Advisor has the right to receive the director compensation provided in respect of Mr. Stone’s board service through a partial management fee offset.

(c)	Pursuant to the Issuer’s Private Placement (as defined in Item 6 below), the Master Fund acquired 3,410,713 shares of Common Stock on January 11, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

Securities Purchase Agreement

On January 8, 2024, the Master Fund and certain other institutional investors entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which the Master Fund acquired 3,410,713 shares of Common Stock at a price of $5.53 per share (the “Private Placement”). The Private Placement closed on January 11, 2024.

The Issuer has granted the Master Fund and the other investors indemnification rights with respect to its representations, warranties, covenants and agreements under the Securities Purchase Agreement.

Registration Rights Agreement

Also on January 8, 2024, the Master Fund entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which the Issuer agreed to register for resale the shares of Common Stock acquired by the Master Fund pursuant to the Securities Purchase Agreement. Under the Registration Rights Agreement, the Company has agreed to file a registration statement covering the resale by the Master Fund and the other investors of their Registrable Securities (as defined in the Registration Rights Agreement) no later than 30 days following the closing of the Private Placement (the “Filing Date”). The Issuer Company has agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as reasonably practicable and to keep such registration statement effective until the date that all Registrable Securities covered by such registration statement have been sold or can be sold without restriction pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereof) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Issuer has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

In the event (i) the registration statement has not been filed by the Filing Date, (ii) the registration statement is not declared effective prior to the earlier of (a) five business days after the date on which the Issuer is notified by the Securities and Exchange Commission (the “SEC”) that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff or (b) the 15th day after the Filing Date (or the 60th day after the closing of the Private Placement, if the SEC staff determines to review the registration statement), or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason, subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to each Investor as liquidated damages and not as a penalty in an amount equal to one percent (1.0%) of the aggregate amount invested by such Investor for the Registrable Securities per 30-day period or pro rata for any portion thereof for each such month during which such event continues, subject to certain caps set forth in the Registration Rights Agreement.

The Issuer has granted the Master Fund customary indemnification rights in connection with the registration statement. The Master Fund has also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing descriptions of the Securities Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the forms of Securities Purchase Agreement and Registration Rights Agreement, copies of which are filed as Exhibits 11 and 12 hereto.

Item 7.	Materials to be Filed as Exhibits

Item 7 is amended and supplemented as follows:

Exhibit 11	Form of January 2024 Securities Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 8, 2024)

Exhibit 12	Form of January 2024 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 8, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By: Perceptive Xontogeny Venture GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member